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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Successor	Predecessor
	Period from May 25, through December 31,	Period from January 1 through May 24,	Year ended December 31,
	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges(1)	0.83	0.23	0.14	0.22	0.27	0.37

(1)
For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges